04045467

SembCorp
Industries

Rule 12g3-2(b) File No. 825109

5 October 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
OCT 19 2004
THOMSON
FINANCIAL

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

dlw 10/18

Linda Hoon Siew Kin
Group Company Secretary

RECEIVED
2004 OCT 18 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enc

C:jesstan/MasnetAnn/SECltr

SEMBCORP INDUSTRIES LTD

SEMBCORP E&C WINS SINGAPORE LTA FINAL CIRCLE LINE PROJECT BID

SembCorp E&C Wins Singapore LTA Final Circle Line Project Bid

SembCorp Industries' fully owned subsidiary, SembCorp Engineers & Constructors (SembCorp E&C) has been awarded by Singapore's Land Transport Authority (LTA) a civil works contract for Stages 4 and 5 of the Mass Rapid Transit Circle Line (CCL) worth S$ 335,376,452.00.

This is the last of three civil works contracts to be awarded for Stages 4 and 5 and physical work will commence in late 2004 and is expected to be completed in 2009.

This contract does not have a material impact on SembCorp Industries' earnings per share and net tangible asset per share for the financial year ending 2004.

For media enquiries, please contact:

April Lee (Ms)
Vice President
Group Corporate Relations
Tel: (65) 6723 3160
Fax: (65) 6822 3240
E-mail: april.lee@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 05/10/2004 to the SGX

SEMBCORP INDUSTRIES LTD

Notice Of a Director's Change in Interest in a Related Company

PART I [Please complete this Part]

1. Date of notice to issuer:	01/10/2004
2. Name of Director:	Yong Ying-I

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	27/09/2004
2. Name of Registered Holder:	Yong Ying-I
3. Circumstance(s) giving rise to the interest or change in interest:	Others
Please specify details:	Purchase of shares in Singapore Telecommunications Ltd, a related company

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	520,000
As a percentage of issued share capital:	
No. of shares which are the subject of this notice:	80,000
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.33
No. of shares held after the change:	600,000
As a percentage of issued share capital:	

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From % to %
3. Circumstance(s) giving rise to the interest or change in interest:	

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	520,000	
No. of shares held after the change: As a percentage of issued share capital:	600,000	

[Enter any additional comments here]

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 05/10/2004 to the SGX